December 21, 2006

Mr. Carl J. Johnson
President and Chief Executive Officer
Matrixx Initiatives, Inc.
4742 N. 24th Street
Suite 455
Phoenix, AZ 85016

> **Re:** **Matrixx Initiatives, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-31404**

Dear Mr. Johnson:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 21

1.   Although you identify the use of net income excluding the impact of the settlement charge, reserve and tax credits as a non-GAAP performance measure, you do not appear to comply with the requirements of Item 10(e) of Regulation S-K. Given your continuing litigation issues, it appears reasonably likely that you will incur similar charges within the next two years thereby prohibiting the non-GAAP performance measure under Item 10(e)(1)(ii)(B). Therefore, please represent to us that you will remove this non-GAAP performance measure from your 2006 Form 10-K or substantiate why your presentation provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of

Regulation S-K and tell us how these measures comply with the guidance referred to above.

Results of Operations For The Year Ended December 31, 2005 Compared To The Year Ended December 31, 2004, page 25

2.   Please provide us in a disclosure-type format a revised net sales discussion that quantifies your fluctuations in revenue resulting from changes in price as opposed to changes in volume as required by Item 303(a)(3)(iii) of Regulation S-K.

Exhibits 31: Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.   Please represent to us that you will modify your future certifications to remove your officers' titles from the first line of the certifications as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2006

Note 2: Stock-Based Compensation, page 6

4.   It is unclear why you present unearned compensation as a contra equity account on your balance sheet when paragraphs 39-45 and 74 of SFAS 123R have effectively eliminated the use of this account. Please provide us, in a disclosure-type format, revised disclosure that either removes your unearned compensation and provides the disclosures required by paragraph A240h of SFAS 123R or explains why your accounting is appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant